Filed by Spirit AeroSystems Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Spirit AeroSystems Holdings, Inc.

Commission file number: 001-33160

On July 18, 2024, Spirit AeroSystems Holdings, Inc. added the following to previously posted question-and-answer materials on the company’s digital employee communications platform:

Since the July 1st announcement of our merger agreement with Boeing and binding term sheet with Airbus, we’ve received more than 500 questions from you about the transaction and the next steps. Those questions fit broadly into six categories:

1.	Employee Roles and Positions

2.	Integration Planning with Boeing and Airbus

3.	Defense Programs

4.	Operations Not Identified For Sale to Boeing or Airbus

5.	Stock

6.	Transition Milestones

We’ve answered your most frequently asked questions below. Please continue to send additional questions through your leadership.

Should you receive any questions from media outlets, please refer them to our spokesperson, Joe Buccino, at joe.p.buccino@spiritaero.com.

I.	Employee Roles and Positions

What immediate impact does the announced transaction have for employees and the Company?

●	Spirit continues to operate as a standalone independent company dedicated to providing our customers with the highest quality products.

●	There are no changes to day-to-day operations, reporting structures or core employee responsibilities.

●	Once the transactions are complete, Boeing and Airbus will determine go-forward plans regarding employee roles and reporting structure.

●	Once the transactions are complete, Boeing’s and Airbus’s leadership team will decide whether years of service will roll over from Spirit for purposes of calculating seniority. Also, years of service with Spirit will be counted for most purposes under Boeing benefit plans, other than for purposes of pension accruals or eligibility for early retirement subsidies. Continuity of service will transfer where required under local law.

●	Once the transactions are complete, Boeing and Airbus will also determine their respective hiring policies.

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●	We anticipate production rates will remain unchanged during the next nine to 12 months based on Boeing’s previously announced production plans.

Are there any immediate changes to employee pension or benefit plans?

●	Employee pension and benefit plans are not intended to change between now and the closings, which are expected to occur in mid-2025. Changes, if any, thereafter will comply with applicable local law requirements.

Can we anticipate any furloughs or layoffs?

●	We do not anticipate the announced transaction will result in immediate furloughs or layoffs.

II.	Integration Planning With Boeing and Airbus

How will the transition from Spirit operations into Boeing and Airbus and a possible third party manifest?

●	Spirit has established three teams to ensure a smooth transition of operations to Boeing and Airbus at the closings:

1.	Separation from Spirit

2.	Divestiture from Spirit

3.	Integration with Boeing and Airbus

●	These Teams are intentionally small to allow the rest of Spirit to continue to operate business as usual, upholding our unwavering commitment to safety, quality and compliance.

●	Over the coming months, we will provide further updates as we work through these processes.

III.	Defense Programs

What will happen to Spirit’s defense programs?

●	At close of the transaction, Boeing will acquire Spirit’s Wichita and Tulsa operations, which includes responsibility for current defense programs at these sites.

●	We are committed to working through this process in a way that limits disruption for our employees.

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Must DoD approve the sale of Spirit’s defense programs to Boeing?

●	Yes, the U.S. Department of Defense must approve the sale of Spirit’s defense programs to Boeing.

IV.	Spirit Operations Not Identified For Sale to Boeing or Airbus

What will happen to the Spirit operations that are not identified for sale to Boeing or Airbus?

●	We are evaluating options for assets that may not ultimately be acquired by Boeing or Airbus

o	These assets include our FMI business, Airbus Prestwick operations, aftermarkets and RBJ business in Belfast and our facility in Subang, Malaysia.

●	We are allowed to sell these operations as part of our agreements with Boeing and Airbus.

●	Unlike most of our components, these operations are saleable.

●	These operations are highly sought after businesses, thanks to the hard work and dedication of our employees.

●	The ultimate owner for those operations as a result of that this process may be Boeing, Airbus or a different owner.

●	Until the closings, these businesses will remain Spirit operations and we will continue serving our customers.

V.	Spirit Stock

What will happen to my shares of Spirit stocks? When can I sell Spirit shares? Can I buy Boeing or Airbus shares?

●	You must make your own decisions about whether and when to sell stock consistent with our existing policies for trading in Spirit stock.

●	Under the terms of the agreement with Boeing, assuming the necessary conditions are met and approvals received for the closing of the transaction, Spirit shareholders will receive for each of their shares of Spirit common stock a number of shares of Boeing common stock equal to an exchange ratio calculated as $37.25 divided by the VWAP of Boeing common stock over the 15-trading-day period ending on the second trading day prior to the closing, subject to a floor of $149.00 per share of Boeing common stock and a ceiling of $206.94 per share of Boeing common stock.

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●	Spirit shareholders will receive 0.25 shares of Boeing common stock for each of their shares of Spirit common stock if the Boeing stock closing price is at or below $149.00, and 0.18 shares of Boeing common stock for each of their shares of Spirit common stock if the Boeing stock closing price is at or above $206.94.

What will happen to the Employee Stock Purchase Program (ESPP)?

●	The Fair Market Value for the ESPP purchase will be an average of the market high and market low on the earlier of September 30, 2024, or the Closing Date of the acquisition with Boeing. For Clarity, if the Closing Date is prior to September 30, 2024, the Closing Date will become the new date of purchase.

●	There will be no further ESPP enrollment periods or subsequent offering periods to follow the current purchase. For Clarity, the plan has been paused for the foreseeable future.

VI.	Milestones

How long will the transition from Spirit to Boeing, from Spirit to Airbus, and from Spirit to a third-party buyer take? What actions must take place during this transition?

The following milestones are not necessarily sequential – many occur simultaneously. Thus far the only key milestones – signing of the merger agreement with Boeing and signing of the term sheet with Airbus – are complete.

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Important Information and Where to Find It

In connection with the proposed transaction between Spirit AeroSystems Holdings, Inc. (“Spirit”) and The Boeing Company (“Boeing”), Boeing will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a proxy statement of Spirit that will also be a prospectus of Boeing with respect to shares of common stock of Boeing to be issued in the proposed transaction (the “proxy statement/prospectus”). Spirit and Boeing may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document Spirit or Boeing may file with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents that are filed or will be filed with the SEC when they become available, because they contain or will contain important information about the proposed transaction and related matters. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by Spirit or Boeing through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by Spirit will be available free of charge through Spirit’s website at https://investor.spiritaero.com/corporate-profile/default.aspx. Copies of documents filed with the SEC by Boeing will be available free of charge through Boeing’s website at www.boeing.com/investors. The information included on, or accessible through, Boeing’s or Spirit’s website is not incorporated by reference into this communication.

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Participants in the Solicitation

Spirit and its directors and certain of Spirit’s executive officers and other employees, and Boeing and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Spirit’s stockholders in connection with the proposed transaction between Spirit and Boeing. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Spirit’s directors and executive officers is contained in the “Proposal 1 – Election of Directors,” “Corporate Governance,” “Director Compensation,” “Stock Ownership” and “Compensation Discussion and Analysis” sections of Spirit’s definitive proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on March 12, 2024, under the heading “Executive Officers of the Registrant” in Part I of Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, in Item 5.07 of Spirit’s Current Report on Form 8-K filed with the SEC on April 29, 2024, and in Spirit’s Current Report on Form 8-K filed with the SEC on June 5, 2024. Information regarding Boeing’s directors and executive officers is contained in the “Proxy Summary – Leadership Changes,” “Election of Directors (Item 1),” “Corporate Governance,” “Compensation Discussion and Analysis,” “Compensation of Executive Officers” and “Stock Ownership Information” sections of the definitive proxy statement for Boeing’s 2024 annual meeting of shareholders, filed with the SEC on April 5, 2024, in Item 10 of Boeing’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on January 31, 2024, in Boeing’s Current Reports on Form 8-K filed with the SEC on December 11, 2023, March 25, 2024, and May 17, 2024, and in Boeing’s February 22, 2024 press release, available on Boeing’s investor relations website at www.boeing.com/investors, relating to the appointment of a new Chief Human Resources Officer. Additional information regarding ownership of Spirit’s securities by its directors and executive officers and of Boeing’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” that involve many risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “aim,” “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “model,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and other similar words, or phrases, or the negative thereof, unless the context requires otherwise. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed acquisition of Spirit (together with its consolidated subsidiaries, the “Company”) by Boeing (the “Boeing Merger Transaction”) and the proposed divestiture of a portion of the Company’s business to Airbus SE (“Airbus”) and its affiliates (the “Airbus Business Disposition”) in connection with the Boeing Merger Transaction as contemplated by the term sheet between Spirit AeroSystems, Inc., a wholly owned subsidiary of Spirit (the “Operating Company”), and Airbus, including, without limitation, statements about the expected timing of completion of the Boeing Merger Transaction and the Airbus Business Disposition (together, the “Transactions,” and each a “Transaction”) and other aspects of the Transactions. Forward-looking statements are based on circumstances as of the date on which the statements are made and they reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. Actual results may vary materially from those anticipated in forward-looking statements. Investors should not place undue reliance on any forward-looking statements.

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Important factors that could cause actual results to differ materially from those in the forward-looking statements include risks and uncertainties relating to the Transactions, including, among others: the possible inability of the Company to negotiate and enter into definitive agreements with Airbus and its affiliates with respect to the Airbus Business Disposition; the possible inability of the parties to a Transaction to obtain the required regulatory approvals for such Transaction and to satisfy the other conditions to the closing of such Transaction (including, in the case of the Boeing Merger Transaction, approval of the merger agreement by Spirit’s stockholders) on a timely basis or at all; the possible occurrence of events that may give rise to a right of one or more of the parties to the Boeing Merger Transaction merger agreement to terminate such merger agreement; the risk that the Boeing Merger Transaction merger agreement is terminated under circumstances requiring Spirit to pay a termination fee; the risk that the Company is unable to consummate the Transactions on a timely basis or at all for any reason, including, without limitation, failure to obtain the required regulatory approvals, failure to obtain Spirit stockholder approval of the Boeing Merger Transaction merger agreement or failure to satisfy other conditions the closing of either of the Transactions; the potential for the announcement or pendency of the Transactions or any failure to consummate the Transactions to adversely affect the market price of Spirit’s common stock or the Company’s financial performance or business relationships; risks relating to the value of Boeing’s common stock to be issued in the Boeing Merger Transaction; the possibility that the anticipated benefits of the Transactions cannot be realized in full or at all or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the Company’s operations with those of Boeing will be greater than expected; risks relating to significant transaction costs; the intended or actual tax treatment of the Transactions; potential litigation or other legal or regulatory action relating to the Transactions or otherwise relating to the Company or other parties to the Transactions that could be instituted against the Company or such other parties or Spirit’s or such other parties’ respective directors and officers and the effect of the outcome of any such litigation or other legal or regulatory action; risks associated with contracts containing provisions that may be triggered by the Transactions; potential difficulties in retaining and hiring key personnel or arising in connection with labor disputes during the pendency of or following the Transactions; the risk of other Transaction-related disruptions to the business, including business plans and operations, of the Company; the potential for the Transactions to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the agreements relating to the Transactions to adversely affect the Company’s ability to pursue other business opportunities or strategic transactions; and competitors’ responses to the Transactions.

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Additional important factors that could cause actual results to differ materially from those reflected in the forward-looking statements and that should be considered in evaluating the Company’s outlook include, but are not limited to, the following: the continued fragility of the global aerospace supply chain including the Company’s dependence on its suppliers, as well as the cost and availability of raw materials and purchased components, including increases in energy, freight, and other raw material costs as a result of inflation or continued global inflationary pressures; the Company’s ability and its suppliers’ ability and willingness to meet stringent delivery (including quality and timeliness) standards and accommodate changes in the build rates or model mix of aircraft under existing contractual commitments, including the ability or willingness to staff appropriately or expend capital for current production volumes and anticipated production volume increases; the Company’s ability to maintain continuing, uninterrupted production at its manufacturing facilities and its suppliers’ facilities; the Company’s ability, and its suppliers’ ability, to attract and retain the skilled work force necessary for production and development in an extremely competitive market; the effect of economic conditions, including increases in interest rates and inflation, on the demand for the Company’s and its customers’ products and services, on the industries and markets in which it operates in the U.S. and globally, and on the global aerospace supply chain; the general effect of geopolitical conditions, including Russia’s invasion of Ukraine and the resultant sanctions being imposed in response to the conflict, including any trade and transport restrictions; the war in Israel and the Gaza Strip and the potential for expansion of the conflict in the surrounding region, which may impact certain suppliers’ ability to continue production or make timely deliveries of supplies required to produce and timely deliver the Company’s products, and may result in sanctions being imposed in response to the conflict, including trade and transport restrictions; the Company’s relationships with the unions representing many of its employees, including the Company’s ability to successfully negotiate new agreements, and avoid labor disputes and work stoppages with respect to its union-represented employees; the impact of significant health events, such as pandemics, contagions or other public health emergencies (including the COVID-19 pandemic) or fear of such events, on the demand for the Company’s and its customers’ products and services and on the industries and markets in which the Company operates in the U.S. and globally; the timing and conditions surrounding the full worldwide return to service (including receiving the remaining regulatory approvals) of the B737 MAX, future demand for the aircraft, and any residual impacts of the B737 MAX grounding on production rates for the aircraft; the Company’s reliance on Boeing and Airbus and its affiliates for a significant portion of its revenues; the business condition and liquidity of the Company’s customers and their ability to satisfy their contractual obligations to the Company; the certainty of the Company’s backlog, including the ability of customers to cancel or delay orders prior to shipment on short notice, and the potential impact of regulatory approvals of existing and derivative models; the Company’s ability to accurately estimate and manage performance, cost, margins, and revenue under its contracts, and the potential for additional forward losses on new and maturing programs; the Company’s accounting estimates for revenue and costs for its contracts and potential changes to those estimates; the Company’s ability to continue to grow and diversify its business, execute its growth strategy, and secure replacement programs, including its ability to enter into profitable supply arrangements with additional customers; the outcome of product warranty or defective product claims and the impact settlement of such claims may have on the Company’s accounting assumptions; competitive conditions in the markets in which the Company operates, including in-sourcing by commercial aerospace original equipment manufacturers; the Company’s ability to successfully negotiate, or re-negotiate, future pricing under its supply agreements with Boeing, Airbus and its affiliates and other customers; the possibility that the Company’s cash flows may not be adequate for its additional capital needs; any reduction in the Company’s credit ratings; the Company’s ability to access the capital or credit markets to fund its liquidity needs, and the costs and terms of any additional financing; the Company’s ability to avoid or recover from cyber or other security attacks and other operations disruptions; legislative or regulatory actions, both domestic and foreign, impacting the Company’s operations, including the effect of changes in tax laws and rates and the Company’s ability to accurately calculate and estimate the effect of such changes; spending by the U.S. and other governments on defense; pension plan assumptions and future contributions; the effectiveness of the Company’s internal control over financial reporting; the outcome or impact of ongoing or future litigation, arbitration, claims, and regulatory actions or investigations, including the Company’s exposure to potential product liability and warranty claims; adequacy of the Company’s insurance coverage; the Company’s ability to continue selling certain receivables through its receivables financing programs; the Company’s ability to effectively integrate recent acquisitions, along with other acquisitions it pursues, and generate synergies and other cost savings therefrom, while avoiding unexpected costs, charges, expenses, and adverse changes to business relationships and business disruptions; and the risks of doing business internationally, including fluctuations in foreign currency exchange rates, impositions of tariffs or embargoes, trade restrictions, compliance with foreign laws, and domestic and foreign government policies.

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The factors described above are not exhaustive, and it is not possible for Spirit to predict all factors that could cause actual results to differ materially from those reflected in its forward-looking statements. These factors speak only as of the date hereof, and new factors may emerge or changes to the foregoing factors may occur that could impact the Company’s business or the Transactions. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. Except to the extent required by law, Spirit undertakes no obligation to, and expressly disclaims any obligation to, publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Refer to the section captioned “Risk Factors” in Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, for a more complete discussion of the factors described in the immediately preceding paragraph and other factors that may affect the Company’s business.

Certain Labor Matters

The binding term sheet with Airbus (the “Airbus Term Sheet”) provides that no binding agreement has been made with respect to the French aspects of the transactions contemplated under the Airbus Term Sheet (the “Airbus French Transactions”). Prior to the Company and Airbus and its affiliates entering into definitive agreements that are applicable to the Airbus French Transactions, the Operating Company and Airbus have agreed to comply with their respective information and consultation obligations with applicable employees and employee representatives. The Airbus Term Sheet also provides that the parties will complete necessary labor consultations and obtain necessary approvals from applicable unions and works councils in various jurisdictions, as may be legally required.

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